Exhibit 12.1

LIONS GATE ENTERTAINMENT CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Five Years Ended March 31, 2004 and Six Months Ended September 30, 2004 and 2003
(Amounts in thousands, except ratios and where noted)

						Six Months Ended
	Fiscal Year Ended March 31,					September 30,

	2004	2003	2002	2001	2000	2004	2003

Net income (loss) before income taxes. excluding equity interests in unconsolidated subsidiaries, write down of equity interests, gain on dilution of equity interests, gain on sale of equity interests, other equity interests and minority interests in consolidated subsidiaries	$(89,554)	$379	$(15,356)	$10,206	$3,467	$(2,195)	$(11,784)
Interest capitalized	(1,300)	(300)	(2,200)	(1,500)	(2,400)	(400)	(600)
Fixed charges	20,482	11,473	12,812	11,162	6,440	14,076	5,974

TOTAL EARNINGS	$(70,372)	$11,552	$(4,744)	$19,868	$7,507	$11,481	$(6,410)

FIXED CHARGES:
Interest expense and amortization of deferred financing costs	$18,415	$10,606	$9,912	$8,995	$3,606	$13,176	$5,207
Estimate of interest within rent expense	767	567	700	667	433	500	167
Interest capitalized	1,300	300	2,200	1.500	2.400	400	600

TOTAL FIXED CHARGES	$20,482	$11,473	$12,812	$11,162	$6,439	$14,076	$5,974

RATIO OF EARNINGS TO FIXED CHARGES	— (1)	1.01	— (2)	1.78	1.17	0.82 (3)	— (4)

(1) Earnings were insufficient to cover fixed charges by $90,854
(2) Earnings were insufficient to cover fixed charges by $17,556
(3) Earnings were insufficient to cover fixed charges by $2,595
(4) Earnings were insufficient to cover fixed charges by $12,384